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                                                                EXHIBIT NO. 99.1

                   ALTAREX PROVIDES UPDATE OF FINANCING STATUS

WALTHAM, Mass., March 28 /CNW/ -- AltaRex Corp. (AXO.TO, ALXFF.OTC) reported today that it continues to pursue various financing alternatives in order to provide the Company with sufficient capital resources to fund its operations in the near-term. AltaRex estimates that its available cash, cash equivalents, and short-term investments and interest earned thereon should be sufficient to finance its operations over approximately the next month as the Company continues to engage in discussions regarding potential partnering or other transactions.

In addition, the Company is considering several strategic alternatives, including a restructuring of its operations, if necessary, in order to manage current cash resources. There can be no assurance that these actions will ultimately be successful in effectively reducing expenses, although the Company believes that there remains a range of options to pursue in order to assure that the OvaRex(R) opportunity is not lost for cancer patients.

For more information about the Company, please visit the AltaRex website at http://www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, the need to obtain corporate alliances and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE
INFORMATION CONTAINED HEREIN


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For further information


    Peter Gonze, Operations-Investor Relations, +1-781-672-0138 ext. 1503, pgonze@altarex.com or
    Sondra Henrichon, Investor Relations, +1-781-672-0138 ext. 1510, shenrichon@altarex.com, both of AltaRex Corp.